Exhibit 15.1

CONSENT OF CUSHMAN & WAKEFIELD ARGENTINA S.A.

We hereby consent to the use of our name in the Annual Report on Form F-20 of Adecoagro S.A. for the year ended December 31, 2016 and any amendments thereto (the “Annual Report”) and the references to and information contained in the Cushman & Wakefield Argentina S.A. Appraisal of Real Property report dated September 30, 2016 prepared for Adecoagro S.A., wherever appearing in the Annual Report, including but not limited to our company under the heading “Item 4 – Information about the Company” in the Annual Report.

Dated: April 27, 2017

Cushman & Wakefield Argentina S.A.

By:	/s/ Julio C. Speroni
Name:	Julio C. Speroni
Title:	Valuation Manager